Reopening supplement no. 1 to pricing supplement no. 585
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 186-A-I dated March 22, 2010

Registration Statement No. 333-155535
Dated May 19, 2010
Rule 424(b)(2)

JPMORGAN CHASE & CO.

| Structured Investments | $660,000[†] |

1.80% per annum Principal Protected Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD) due May 12, 2015

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 12, 2015*
- Cash payment at maturity of principal plus the Additional Amount**, as described below. **For the reopened notes (as defined below), the original issue price per $1,000 principal amount note is greater than the $1,000 principal amount, and you are not protected on amounts in excess of the $1,000 principal amount, subject to the credit risk of JPMorgan Chase & Co.**
- The notes are designed for investors who seek annual interest payments at a rate of 1.80% per annum and leveraged exposure to any appreciation of the J.P. Morgan Alternative Index Multi-Strategy 5 (USD) in excess of approximately 6.67% over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Investing in the notes is not equivalent to investing in the J.P. Morgan Alternative Index Multi-Strategy 5 (USD), any of the Strategies or any of the assets underlying the Strategies.
- Minimum denominations of $1,000 and integral multiples thereof
- **The purpose of this reopening supplement no. 1 to pricing supplement no. 585 is to offer additional notes with an aggregate principal amount of $660,000, which we refer to as the "reopened notes." $4,011,000 aggregate principal amount of notes were originally issued on May 11, 2010, which we refer to as the "original notes." The reopened notes will constitute a further issuance of, and will be consolidated with and form a single tranche with, the original notes.**

Key Terms

Index:	J.P. Morgan Alternative Index Multi-Strategy 5 (USD) (the "Multi-Strategy Index" or the "Index")
Interest Rate:	1.80% per annum
Interest Payment Dates:	Interest on the notes will be payable annually in arrears on May 11 of each year, except for the final interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing May 11, 2011, to and including the Maturity Date. See "Selected Purchase Considerations — Annual Interest Payments" in this reopening supplement for more information.
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount**, which may be zero.
Additional Amount**:	The Additional Amount** per $1,000 principal amount note paid at maturity will equal $1,000 x [(the Index Return x the Participation Rate) – Threshold Percentage]; *provided* that the Additional Amount** will not be less than zero.
Participation Rate:	150%
Threshold Percentage:	10%. **Because the Participation Rate is 150%, the Additional Amount will be zero unless the Index Return is more than approximately 6.67%.**
Index Return:	$\frac{\text{Ending Index Value – Initial Index Value}}{\text{Initial Index Value}}$
Initial Index Value:	The Index closing value on May 6, 2010 (the pricing date for the original notes), which was 103.03
Ending Index Value:	The Index closing value on the Observation Date
Reopening Pricing Date:	May 19, 2010, which is the date on which the reopened notes are priced
Settlement Date:	For the reopened notes, on or about May 21, 2010
Observation Date:	May 7, 2015*
Maturity Date:	May 12, 2015*
CUSIP:	48124ANY9

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 186-A-I.

** Subject to the impact of a commodity hedging disruption event as described under "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 186-A-I. In the event of a commodity hedging disruption event, we have the right, but not the obligation, to cause the note calculation agent to determine on the commodity hedging disruption date the value of the Additional Amount payable at maturity. Under these circumstances, the value of the Additional Amount payable at maturity will be determined prior to, and without regard to the level of the Index on, the Observation Date.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 186-A-I and "Selected Risk Considerations" beginning on page RS-4 of this reopening supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this reopening supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

[†]The notes offered hereby, which we refer to as the "reopened notes," constitute a further issuance of, and will be consolidated with and form a single tranche with, the $4,011,000 aggregate principal amount of our 1.80% per annum Principal Protected Notes linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD) due May 12, 2015, originally issued on May 11, 2010, which we refer to as the "original notes." The reopened notes will have the same CUSIP as the original notes and will trade interchangeably with the original notes. References to the "notes" will collectively refer to the reopened notes and the original notes. After the issuance of the reopened notes, the aggregate principal amount of the outstanding notes of this tranche will be $4,671,000.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,012.50	$20	$992.50
Total	$668,250	$13,200	$655,050

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $20.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliate or unaffiliated dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-153 of the accompanying product supplement no. 186-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 19, 2010

Additional Terms Specific to the Notes

You should read this reopening supplement no. 1 to pricing supplement no. 585 together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 186-A-I dated March 22, 2010. **This reopening supplement, together with the documents listed below, contains the terms of the notes, supplements the pricing supplement related hereto dated May 6, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 186-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 186-A-I dated March 22, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210001083/e38213-424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

You may access additional information regarding The J.P. Morgan Alternative Index Multi-Strategy 5 (USD) in the Strategy Guide at the following URL:
http://www.sec.gov/Archives/edgar/data/19617/000095010310000682/crt_fwp.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this reopening supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

We may create and issue additional notes with the same terms as these notes, so that any additional notes will be considered part of the same tranche as the original notes and the reopened notes.

The J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

The J.P. Morgan Alternative Index Multi-Strategy 5 (USD), which we refer to as "Multi-Strategy Index" or the "Index," was developed and is maintained and calculated by J.P. Morgan Securities Ltd. (which we refer to as "JPMSL" or the "index calculation agent"), one of our affiliates. The Index is a notional rules-based proprietary index that tracks the return of twenty-six alternative investment strategies (each of which we refer to as a "Strategy"). The Index is based on the theory that returns may be generated from capturing inefficiencies or trends in market prices of multiple asset classes. The Index is not intended to track a single asset class or outperform any particular asset class, benchmark or investment strategy. Instead, the Index employs several alternative investment strategies covering different styles and asset classes, in order to seek to generate positive performance with a low correlation to traditional asset classes. The Index also seeks to cap its volatility to a target volatility of 5% or less.

The Investment Strategies and Asset Classes Represented in the Index
Each of the Strategies can be categorized based on the underlying investment strategy employed and the asset class covered, as follows:
- Underlying investment strategy employed:
  o Momentum strategy: which seeks to capitalize on the observed tendency of many markets to trend either up or down for sustained time periods;
  o Carry strategy: which seeks to capitalize on the value differential between certain assets and is typically implemented by notionally investing in an asset that is on a relative basis lower priced or higher yielding and selling an asset that on a relative basis is higher priced or lower yielding; or
  o Satellite strategy: which consists of one of two types of strategies that fall outside of the momentum and carry styles, namely, mean reversion and short volatility strategies.
    ▪ The mean reversion strategies seek to capitalize on the view that over certain periods of time, markets are cyclical — meaning that an upward trend in the level of certain assets is usually followed by a downward trend and vice versa.
    ▪ The short volatility strategy aims to exploit the observed tendency of the implied volatility of an equity index to be higher than the volatility experienced by the index.
- Asset class: equity, interest rates, currencies or commodities.

Each Strategy is a notional rules-based proprietary index developed and maintained by JPMSL, and is based, in turn, on a number of underlying indices or assets, each of we refer to as an "Underlying Constituent."

Index Rebalancings and Weightings
The Index rebalances monthly a synthetic portfolio composed of the Strategies. The Index rebalancing is based on a "risk-budgeting" approach to asset allocation in which each Strategy is assigned a fixed percentage of the target volatility of 5%. The Index assigns a preliminary weight to each Strategy based upon the constituent's daily maximum one-year volatility measured over the previous five years. The higher the volatility has been for a Strategy, the lower the preliminary weight assigned; conversely, the lower the volatility has been, the higher the preliminary weight. If the maximum one-year volatility of the synthetic portfolio (based on these preliminary weights) measured over the previous five years is greater than the target volatility of 5%, all the preliminary weights are scaled down accordingly. However, if the portfolio volatility is lower than the target volatility, all the preliminary weights are scaled up, subject to a maximum total weight of 200%. As the maximum total weight is 200%, no individual weight can exceed 200%.

Calculation of the level of the Multi-Strategy Index

The level of the Index on any day reflects the sum of the weighted returns of the Strategies since the immediately preceding rebalancing date, adjusted for the change in the applicable currency exchange rate for each Strategy and the deduction of an adjustment factor of 0.80% per annum. The deduction of the adjustment factor of 0.80% per annum may have a considerable impact on the level of the Index. In addition, adjustments are made to the levels of the Strategies to reflect notional trading costs related to the Underlying Constituents of the relevant Strategy. The adjustment factor of 0.80% per annum from the level of the Index does not reflect any notional trading costs relating to the Strategies or any Underlying Constituents.

Strategies

The twenty-six Strategies categorized under momentum, carry and satellite are listed in Tables 1, 2 and 3 below, respectively.

Table 1

Investment Strategy	Asset Class	Strategy*
Momentum	Equities	US Equity Momentum Strategy
		European Equity Momentum Strategy
		Japan Equity Momentum Strategy
	Interest Rates	Money Market Momentum US Strategy
		Money Market Momentum Europe Strategy
		Money Market Momentum Japan Strategy
	FX	EURUSD FX Momentum Strategy
		USDJPY FX Momentum Strategy
		EURJPY FX Momentum Strategy
		USDCAD FX Momentum Strategy
		AUDUSD FX Momentum Strategy
		EURGBP FX Momentum Strategy
	Commodities	Commodity Momentum Energy Strategy
		Commodity Momentum Non-Energy Strategy

Table 2

Investment Strategy	Asset Class	Strategy*
Carry	Equities	Equity Value Carry Strategy
		Equity Small Cap Carry Strategy
	Interest Rates	Bond 2Y Carry Long Strategy
		Bond 10Y Carry Long Strategy
		Bond 2Y Carry Long-Short Strategy
		Bond 10Y Carry Long-Short Strategy
	FX	G10 FX Carry Strategy
	Commodities	Commodity Carry

Table 3

Investment Strategy	Asset Class	Strategy*
Satellite	Equities	Mean Reversion US Strategy Mean Reversion Europe Strategy Mean Reversion Japan Strategy Short Volatility Strategy

* The words "J.P. Morgan Alternative Index" precede the name of each Strategy but for the ease of display in the above table, those words are not shown in the name of the Strategy.

See "The J.P. Morgan Alternative Index Multi-Strategy 5 (USD)" and "The J.P. Morgan Alternative Index Multi-Strategy 5 (USD) — The Strategies" in the accompanying product supplement no. 186-A-I for more information on the Index and the Strategies.

The Index is described as a "notional" or synthetic portfolio or basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely references certain assets, the performance of which will be used as a reference point for calculating the level of the Index.

The value of the Index is published each trading day under the Bloomberg ticker symbol "AIJPM5UE."

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. For the reopened notes, the original issue price per $1,000 principal amount note is 101.25% of the principal amount, and you are not protected on amounts in excess of the $1,000 principal amount. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x [(the Index Return x the Participation Rate) – the Threshold Percentage], *provided* that this payment (the Additional Amount) will not be less than zero. Because the Participation Rate is 150% and the Threshold Percentage is 10%, the Additional Amount will be zero unless the Index Return is more than approximately 6.67%.

- **ANNUAL INTEREST PAYMENTS** — The notes offer annual interest payments at a rate of 1.80% per annum over the term of the notes. Interest will be payable annually in arrears on May 11 of each year, except for the final interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing May 11, 2011, to and including the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **RETURN LINKED TO A NOTIONAL DYNAMIC BASKET THAT TRACKS THE RETURNS OF A PORTFOLIO OF A DIVERSE RANGE OF INVESTMENT STRATEGIES AND ASSETS** — The return on the notes is linked to the performance of the Multi-Strategy Index. The Multi-Strategy Index references the value of a synthetic portfolio of Strategies using three main underlying strategies and covering four asset classes. The three main underlying strategies employed by the Multi-Strategy Index are the momentum, carry and satellite investing strategies (the satellite strategies consist of mean reversion strategies and a short volatility strategy). The four asset classes covered by the Multi-Strategy Index are equity, interest rates, currencies and commodities. For more information, please see "The J.P. Morgan Alternative Index Multi-Strategy 5 (USD)" in this reopening supplement and the accompanying product supplement no. 186-A-I.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 186-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." As a result, you generally will be required to accrue taxable interest income in each year at a rate equal to our comparable yield, and annual interest payments will not be subject to additional tax upon receipt but will reduce the tax basis of your notes, as described in the product supplement. Generally, amounts received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules might apply if the Additional Amount is determined prior to the Observation Date as a result of a commodity hedging disruption event. You should consult your tax adviser concerning the application of these rules.

  The notes will be treated as part of the same issue as notes issued on May 11, 2010 for U.S. federal income tax purposes.   As a result, you will acquire the notes with a basis different from their adjusted issue price. You should consult your tax adviser with respect to the treatment of this difference, as well as all other tax consequences of an investment in notes.

  The discussion in the preceding paragraphs, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

JPMorgan Structured Investments —
Principal Protected Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

RS-3

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — In connection with the original issuance of the notes on May 11, 2010, we determined that the "comparable yield" is an annual rate of 3.42%, compounded annually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 note consists of four annual Interest Payments of $18.00 on May 11, 2011, 2012, 2013 and 2014, and a single payment at maturity, equal to $1,104.73.
  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the Additional Amount, if any, that we will pay on the notes.

  In addition, assuming annual accrual periods, the following table sets out the amount of OID accruing from the notes' original issue date, May 11, 2010, with respect to a note during each calendar year, based upon our determination of the comparable yield and the projected payment schedule. **Because your daily accruals of OID will begin on the settlement date for your purchase of notes rather than on May 11, 2010, and because you may be required to account for the difference between your basis in your notes and their adjusted issue price at the time you acquire them, your OID inclusions with respect to a note will likely differ from the amounts set forth below.**

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
May 11, 2010 through December 31, 2010	$21.76	$21.76
January 1, 2011 through December 31, 2011 ….	$34.55	$56.31
January 1, 2012 through December 31, 2012 …	$35.12	$91.43
January 1, 2013 through December 31, 2013 …	$35.71	$127.14
January 1, 2014 through December 31, 2014 …	$36.31	$163.45
January 1, 2015 through May 12, 2015 …………	$13.39	$176.84

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Strategies, the Underlying Constituents, the securities, futures contracts or currencies underlying the Strategies or the Underlying Constituents. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 186-A-I dated March 22, 2010.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS LESS THAN 6.67%.
- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY** — You may receive a lower payment at maturity than you would have received if you had invested directly in the Strategies, in the Underlying Constituents, in any of the commodities whose futures contracts determine the levels of the Underlying Constituents or in any contracts relating to such commodities for which there is an active secondary market. Because the Threshold Percentage is 10% and the Participation Rate is 150%, if the Ending Index Value does not exceed the Initial Index Value by more than approximately 6.67%, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Value at some time during the life of the notes but falls below the Initial Index Value on the Observation Date.
- **THE ORIGINAL ISSUE PRICE IS GREATER THAN THE PRINCIPAL AMOUNT** — For the reopened notes, the original issue price per $1,000 principal amount note is 101.25% of the principal amount, and you are not protected on amounts in excess of the $1,000 principal amount, subject to the credit risk of JPMorgan Chase & Co. The Additional Amount for the reopened notes is calculated on the basis of the $1,000 principal amount so that the premium you will pay for these notes will not grow along with the appreciation of the Index. In addition, as a result of the Threshold Percentage, the Participation Rate and the 1.25% premium reflected in the original issue price, if the Index Return is less than 7.50%, you will incur a loss on your initial investment in the reopened notes.
- **THE THRESHOLD PERCENTAGE MAY REDUCE YOUR PAYMENT AT MATURITY** — The Threshold Percentage of 10% will be deducted in the calculation of the Additional Amount that you will receive at maturity. Because the Participation Rate is 150%, even if the Index Return is positive, the Additional Amount will be zero if the Index Return is not more than 6.67%. In addition, even if you receive a positive Additional Amount at maturity, the Additional Amount will be less than the amount you would have received if the Threshold Percentage were not applicable.
- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

JPMorgan Structured Investments —
Principal Protected Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

RS-4

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this reopening supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Affect the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as note calculation agent — the entity that, among other things, determines the Index closing values to be used to determine your payment at maturity — and acting as index calculation agent and sponsor of the Index, the Strategies and most of the Underlying Constituents and hedging our obligations under the notes. In performing these duties, the economic interests of the note calculation agent, index calculation agent, sponsor of the Multi-Strategy Index, sponsor of the Strategies and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL** — JPMSL, one of our affiliates, acts as the index calculation agent and sponsor of the Index, the Strategies and most of the Underlying Constituents and is responsible for calculating and maintaining the Index, the Strategies and these Underlying Constituents and developing the guidelines and policies governing their composition and calculation. The rules governing the Index, the Strategies and these Underlying Constituents may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in specific instances, such as the right to substitute another index or asset as an Underlying Constituent or the right to remove a Strategy or an Underlying Constituent. Unlike other indices, the maintenance of the Index, the Strategies and these Underlying Constituents is not governed by an independent committee. Although judgments, policies and determinations concerning the Index, the Strategies and these Underlying Constituents are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.

  In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the Strategies (and indirectly, these Underlying Constituents) in the Index is not an investment recommendation by us or JPMSL of the Strategies or these Underlying Constituents, or any of the securities, futures contracts or other assets underlying the Strategies or these Underlying Constituents.

- **JPMSI AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES** — JPMSI and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMSI and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMSI or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Strategies and the securities, futures contracts and currencies underlying the Strategies to which the notes are linked.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive any interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities or futures contracts underlying the Strategies would have.

- **THE INDEX MAY NOT BE SUCCESSFUL AND MAY NOT OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED** — The Index follows and is constructed on twenty-six notional rules-based proprietary strategies that operate on the basis of pre-determined rules. No assurance can be given that any investment strategy or combination of investment strategies on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed.

- **THE TARGET VOLATILITY OF THE MULTI-STRATEGY INDEX MAY NOT BE ACHIEVED** — The Multi-Strategy Index rebalances monthly by assigning weights to the Strategies that are intended to achieve a target volatility of up to 5%. However, because these weights are assigned based on historical volatility of the Strategies and are subject to a maximum aggregate and individual weight of 200%, the actual realized volatility of the Multi-Strategy Index may be greater than or less than 5%, which may adversely affect the level of the Multi-Strategy Index and the notes.

- **THE REPORTED LEVELS OF THE MULTI-STRATEGY INDEX AND MOST OF THE STRATEGIES WILL INCLUDE THE DEDUCTION OF AN ADJUSTMENT FACTOR** — One way in which the Multi-Strategy Index and most of the Strategies differ from a typical index is that their daily reported levels include a deduction from the aggregate values of their respective constituents of an adjustment factor assessed at varying annual rates (0.80% per annum for the Multi-Strategy Index and a range of adjustment factors depending on the Strategy). Each adjustment factor is deducted daily. As a result of the deduction of these multiple adjustment factors, the value of the Multi-Strategy Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amounts are deducted.

- **THE INDEX MAY NOT BE A FULLY DIVERSIFIED PORTFOLIO** — Diversification is generally considered to reduce the amount of risk associated with generating returns. There can be no assurance that the Index, a synthetic portfolio of Strategies, will be sufficiently diversified at any time.

- **THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES** — The exposures to the Strategies and any of their Underlying Constituents are purely notional and will exist solely in the records maintained by or on behalf of the index calculation agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the Strategies composing the Index or any of their Underlying Constituents.

- **THE INVESTMENT STRATEGY USED TO CONSTRUCT THE INDEX INVOLVES MONTHLY REBALANCING** — The Strategies are subject to monthly rebalancing. A synthetic portfolio that does not rebalance monthly and is not subject to any weighting caps could see greater compounded gains over time through exposure to a consistently and rapidly appreciating portfolio consisting of the Strategies.

- **THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY DUE TO THE USE OF LEVERAGE** — The Index and some of the Strategies (including the momentum strategies and some of the bond carry strategies) may use leverage to increase the return from any Strategy or Underlying Constituent, as applicable. It is possible, though unlikely, that the maximum total weight of the Index and the Strategies will be 200%. Where the synthetic portfolio is leveraged, any price movements in the Strategies or Underlying Constituents, as applicable, may result in greater changes in the value of Strategies or Underlying Constituents, as applicable, than if leverage was not used. In particular, the use of leverage will magnify any negative performance of the Strategies or Underlying Constituents, as applicable, which in turn could cause you to receive a lower payment at maturity than you otherwise would have received. In addition, some of the Underlying Constituents are composed of highly leveraged instruments, such as futures contracts. The use of these futures contracts as components of these Underlying Constituents may potentially result in higher volatility than would occur in the absence of their usage.

- **BECAUSE THE MOMENTUM STRATEGIES, THE CARRY STRATEGIES AND THE MEAN REVERSION STRATEGIES INCLUDE OR PERMIT NOTIONAL SHORT POSITIONS, THE INDEX MAY BE SUBJECT TO ADDITIONAL RISKS** — Each Strategy that is a momentum strategy, a carry strategy or a mean reversion strategy includes or permits notional short positions in its Underlying Constituents. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. It is possible that any notional short position included in any such Strategy may appreciate substantially with an adverse impact on the value of such Strategy and the Index, and, consequently, on the amount you will receive at maturity for your notes.

- **CHANGES IN THE VALUE OF THE STRATEGIES MAY OFFSET EACH OTHER AND CORRELATION OF PERFORMANCES AMONG THE STRATEGIES MAY REDUCE PERFORMANCE OF THE NOTES** — Because the notes are linked to the Index, which is linked to the performance of the Strategies, which collectively represent a diverse range of asset classes and geographic regions, price movements among the Strategies representing different asset classes or geographic regions may not correlate with each other. At a time when the value of a Strategy representing a particular asset class or geographic region increases, the value of other Strategies representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the level of some of the Strategies may be moderated, or more than offset, by lesser increases or declines in the level of other Strategies. However, high correlation during periods of negative returns among Strategies representing any one sector or asset type and which Strategies have a substantial percentage weighting in the Index could have an adverse effect on your return on your investment at maturity.

- **THE MULTI-STRATEGY INDEX AND THE STRATEGIES HAVE A LIMITED OPERATING HISTORY** — The Multi-Strategy Index was established in November 2009. The Strategies were established in or prior to November 2009. Therefore, the Multi-Strategy Index and the Strategies have limited historical performance. Back-testing or similar analysis in respect of the Multi-Strategy Index and the Strategies must be considered illustrative only and may be based on estimates or assumptions not used by the note calculation agent when determining the Multi-Strategy Index values.

- **THE INDEX AND THE STRATEGIES ARE EXCESS RETURN INDICES AND NOT TOTAL RETURN INDICES** — The Index is linked to 26 Strategies, each of which is an excess return index. An excess return index reflects the returns that are potentially available through an uncollateralized or unfunded investment in the assets underlying such index. By contrast, a total return index also reflects interest that could be earned on funds committed to the trading of the underlying assets. Investing in the notes will therefore not generate the same return as one would obtain from investing directly in the relevant underlying assets or in a total return index related to such underlying assets.

- **OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE MULTI-STRATEGY INDEX'S MOMENTUM INVESTMENT STRATEGY** — Each Strategy that is a momentum strategy employs a mathematical model that seeks to capitalize on positive and negative trends in the price of assets on the assumption that if an asset performs well or poorly, it will continue to perform well or poorly in the future. Consequently, a momentum investing strategy may perform poorly in non-trending markets characterized by short term volatility. No assurance can be given that a momentum investment strategy will be successful or that it will outperform any alternative strategy.

- **OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE MULTI-STRATEGY INDEX'S CARRY INVESTMENT STRATEGY** — Each Strategy that is a carry strategy employs an investment strategy that broadly seeks to capitalize on the observed value differential between an asset that is on a relative basis lower priced or higher yielding and an asset that on a relative basis is higher priced or lower yielding. However, if the underlying assets move against the direction expected by the strategy, the strategy may perform poorly. No assurance can be given that a carry strategy will be successful or that it will outperform any alternative strategy.

- **OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE MULTI-STRATEGY INDEX'S MEAN REVERSION INVESTMENT STRATEGY** — Each Strategy that is a mean reversion strategy seeks to capitalize on the view that over short periods of time, markets are cyclical – meaning that an upward trend in the level of an Underlying Constituent is usually followed by a downward trend or vice versa. However, any sustained decline or increase in the level of the relevant index at a time when the mean reversion theory would suggest that the index level should increase or decline may result in unexpected losses, which could be significant. No assurance can be given that a mean reversion strategy will be successful or that it will outperform any alternative strategy.

- **OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE MULTI-STRATEGY INDEX'S SHORT VOLATILITY STRATEGY** — The short volatility strategy seeks to capitalize from the long-term trend of the observed volatility of a broad market equity index, such as the S&P 500® Index, tending to be less than the implied volatility by prices in the equity options market, as represented by the CBOE Volatility Index®. However, we cannot guarantee that the implied volatility will always be greater than the realized volatility, and the value of the short volatility strategy will decrease if the implied volatility is less than the realized volatility. No assurance can be given that a short volatility strategy will be successful or that it will outperform any alternative strategy.

- **THE BOND CARRY STRATEGIES ARE BASED ON SYNTHETIC ZERO COUPON BONDS, WHICH MAY DIFFER FROM ACTUAL BONDS THAT ARE PUBLICLY TRADED** — Each Strategy that is a bond carry strategy tracks the performance of a notional portfolio of synthetic zero coupon bonds (which could be long only or long-short, depending on the particular bond carry strategy) denominated in different currencies. These synthetic zero coupon bonds are purely hypothetical and are not tradeable, and there is no publicly available source for the prices of these bonds. The prices of these synthetic bonds, which are used in the calculation of the value of the relevant Strategy, are synthetically constructed to equal the present value of the principal amount to be paid at maturity. These synthetic bonds may perform differently from actual bonds that are publicly traded, and these Strategies may not perform as well as another index or strategy that tracks actual, publicly traded bonds or other measures of interest rates.

- **AN INVESTMENT IN THE NOTES CARRIES THE RISKS ASSOCIATED WITH THE SELECTION METHODOLOGY USED FOR THE LONG CONSTITUENT IN THE COMMODITY CARRY STRATEGY** — The long constituent for the commodity carry strategy is constructed, in part, using an algorithmic methodology which uses, along with other criteria, the slope of the commodities futures curve in order to select a particular futures contract for each eligible commodity in which to synthetically gain exposure (the "Selection Methodology"). The futures contract with respect to each eligible commodity with the highest level of "backwardation" is selected, subject to certain limitations. "Backwardation" refers to the situation where commodities futures contracts with a delivery month further away in time have lower settlement prices than futures contracts with a delivery month closer in time. If there is no futures contract for one or more eligible commodities with backwardation, the Selection Methodology will select the futures contract with the lowest level of contango for any such commodities. "Contango" refers to the situation where the futures contracts for a commodity with a delivery month further in time have higher contract prices than futures contracts for the same commodity with a delivery month closer in time. There is no guarantee that the commodities futures market will be, and continue to be, in backwardation throughout the term of the notes. The presence of "contango" in the commodity markets could result in negative "roll yields." The long constituent may perform poorly in such markets and accordingly, the level of the commodity carry strategy and your payment at maturity may be adversely affected.

- **THE VOLATILITY MATCHING USED IN THE COMMODITY CARRY STRATEGY MAY NOT ACHIEVE ITS INTENDED RESULT** — The commodity carry strategy uses a long-short strategy. In order to limit realized volatility, the commodity carry strategy uses "volatility matching" by attempting to match the volatility of the short constituent to the volatility of the long constituent. However, there can be no guarantee that the volatility matching mechanism will effectively lead to a reduced volatility of the commodity carry strategy.

- **THE SHORT VOLATILITY STRATEGY MAY LEAD TO LARGE NEGATIVE RETURNS IN PERIODS OF HIGH VOLATILITY** — The strategy of synthetically selling volatility can lead to large negative returns in periods of high volatility in the underlying equity index. Therefore, increased returns (or volatility) of the underlying equity index will result in proportionally higher negative returns in the short volatility strategy, which may adversely affect the value of the notes and the amount you receive at maturity.

JPMorgan Structured Investments —
Principal Protected Notes Linked to the J.P. Morgan Alternative Index Multi-Strategy 5 (USD)

RS-7

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH NON-U.S. SECURITIES MARKETS** – Some or all of the securities of certain Underlying Constituents (the MSCI Daily Value Total Return Gross World Index and the MSCI Daily Total Return Gross World Index (together, the "MSCI Indices")) and the indices (the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index) underlying some of the Underlying Constituents have been issued by non-U.S. issuers. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **THE COMMODITY FUTURES CONTRACTS UNDERLYING THE RELEVANT STRATEGIES ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — The commodity futures contracts that underlie the relevant Strategies are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Multi-Strategy Index. The Commodity Futures Trading Commission has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation. Such restrictions may result in the index calculation agent exercising its discretionary right to exclude or substitute constituents of the Index, which may, in turn, have a negative effect on the level of the Index and your payment at maturity. Please see "The J.P. Morgan Alternative Index Multi-Strategy 5 (USD) — Extraordinary Events Affecting the Index and the Underlying Constituents" in the accompanying product supplement no. 186-A-I for more information. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, cause the note calculation agent to determine the value of the Additional Amount for your notes early. If the Additional Amount for your notes is determined early as the result of a commodity hedging disruption event, the amount due and payable on your notes will be due and payable only at maturity and the amount you receive at maturity will not reflect any further appreciation of the Index after such early determination. Please see "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 186-A-I for more information.

- **INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS** — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because some of the Strategies are based on foreign currency exchange rates and the prices of the securities or futures contracts included in the Underlying Constituents of some of the other Strategies are converted into U.S. dollars for purposes of calculating the value of the relevant Strategy, your notes will be exposed to currency exchange rate risk. The currency foreign currency exchange rate between two currencies is at any moment a result of the supply and demand for that currency. Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in the countries issuing the relevant currencies; and
  - the extent of governmental surplus or deficit in the countries issuing the relevant currencies.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the countries issuing the relevant currencies and those of other countries important to international trade and finance.

- **THE NOTES ARE SUBJECT TO INTEREST RATE RISK** — Some of the Strategies are based on changes in, or differences between, interest rates. Interest rates are subject to volatility due to a variety of factors, including:
  - sentiment regarding underlying strength in the relevant economy and global economies;
  - expectation regarding the level of price inflation;
  - sentiment regarding credit quality in the relevant economy and global credit markets;
  - central bank policy regarding interest rates; and
  - performance of capital markets.

  Fluctuations in interest rates could affect the value of these Strategies, the Index and the notes.



- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the Index closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the volatility in the Index, the Strategies, and the Underlying Constituents;
    - the time to maturity of the notes;
    - the dividend rate on the equity securities underlying some of the Underlying Constituents;
    - the market price of the physical commodities upon which the futures contracts that compose the Underlying Constituents are based;
    - interest and yield rates in the market generally;
    - foreign currency exchange rates;
    - economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events that affect the commodities underlying the Underlying Constituents or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the Underlying Constituents; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Multi-Strategy Index?

The following table and examples illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Index Return from -80% to +80%, reflect the Participation Rate of 150% and the Threshold Percentage of 10% and assume an Initial Index Value of 100. The following table and examples do not reflect the annual interest payments payable over the term of the notes, including the final interest payment payable at maturity and do not reflect any premium in the price you will pay for the reopened notes. The following results are based solely on the hypothetical example cited and assume that a commodity hedging disruption event has not occurred during the term of the notes. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Value	Index Return	(Index Return x Participation Rate (150%)) – Threshold Percentage (10%)	Additional Amount		Principal		Payment at Maturity*
180.00	80.00%	110.00%	$1,100.00	+	$1,000.00	=	$2,100.00
170.00	70.00%	95.00%	$950.00	+	$1,000.00	=	$1,950.00
160.00	60.00%	80.00%	$800.00	+	$1,000.00	=	$1,800.00
150.00	50.00%	65.00%	$650.00	+	$1,000.00	=	$1,650.00
140.00	40.00%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
130.00	30.00%	35.00%	$350.00	+	$1,000.00	=	$1,350.00
120.00	20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
115.00	15.00%	12.50%	$125.00	+	$1,000.00	=	$1,125.00
110.00	10.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
107.50	7.50%	1.25%	$12.50	+	$1,000.00	=	$1,012.50
106.67	6.67%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
105.00	5.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
100.00	**0.00%**	**N/A**	**$0.00**	**+**	**$1,000.00**	**=**	**$1,000.00**
95.00	-5.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
90.00	-10.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
85.00	-15.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
80.00	-20.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
70.00	-30.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
60.00	-40.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
50.00	-50.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
40.00	-60.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
30.00	-70.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
20.00	-80.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

*Does not include the final interest payment.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above calculated.

Example 1: The value of the Index increases from the Initial Index Value of 100 to an Ending Index Value of 110.
Because the Ending Index Value of 110 is greater than the Initial Index Value of 100 and the Index Return of 10% multiplied by the Participation Rate of 150% is greater than the Threshold Percentage of 10%, the Additional Amount is equal to $50 and the final payment at maturity is equal to $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(10\% \times 150\%) - 10\%] = \$1,050$$

Example 2: The value of the Index decreases from the Initial Index Value of 100 to an Ending Index Value of 85.
Because the Ending Index Value of 85 is lower than the Initial Index Value of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The value of the Index increases from the Initial Index Value of 100 to an Ending Index Value of 130.
Because the Ending Index Value of 130 is greater than the Initial Index Value of 100, and the Index Return of 30% multiplied by the Participation Rate of 150% is greater than the Threshold Percentage of 10%, the Additional Amount is equal to $350 and the final payment at maturity is equal to $1,350 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(30\% \times 150\%) - 10\%] = \$1,350$$

Example 4: The value of the Index increases from the Initial Index Value of 100 to an Ending Index Value of 105.
Even though the Ending Index Value of 105 is greater than the Initial Index Value of 100, because the Index Return of 5% multiplied by the Participation Rate of 150% is less than the Threshold Percentage of 10%, the Additional Amount is equal to zero and the final payment per $1,000 principal amount note is the principal amount of $1,000.

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly Index closing values from January 7, 2005 through November 30, 2009, and the historical performance of the Index based on the weekly Index closing values from November 30, 2009 through May 14, 2010. The Index was established on November 30, 2009. The Index closing value on May 18, 2010 was 104.48. We obtained the Index closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing value on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment at maturity. The data for the hypothetical back-tested performance of Multi-Strategy Index set forth in the following graph was calculated on materially the same basis on which the performance of Multi-Strategy Index is now calculated but does not represent the actual historical performance of the Index. Hypothetical daily performance data for Multi-Strategy Index is net of an adjustment factor of 0.80% per annum.



The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.